Exhibit 99.1

8 August 2016	For analysts and media enquiries, please call Sean O’Sullivan on +61 2 8845 3352

James Hardie Industries plc Announces New Reporting Segments

James Hardie Industries plc (ASX: JHX) (“James Hardie”) announced today that it will change how it presents its financial results for its reporting segments effective for the quarter ended 30 June 2016.

The financial results for the quarter ended 30 June 2016 will be released on 12 August 2016. The new segments will be North America Fiber Cement, International Fiber Cement, Other Businesses and Research and Development as follows:

●

The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada;

●

The International Fiber Cement segment includes all fiber cement manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe;

●	The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows; and

●	The Research and Development segment represents the cost incurred by the research and development centers.

Below is a comparison of the new reporting segments compared to the prior reporting segments:

Prior Segments	New Segments
Segment: North America and Europe Fiber Cement Includes: North America, Europe, certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows	Segment: North America Fiber Cement Includes: North America
Segment: Asia Pacific Fiber Cement Includes: Australia, New Zealand, Philippines	Segment: International Fiber Cement Includes: Australia, New Zealand, Philippines and Europe
Segment: Not applicable Includes: Not applicable	Segment: Other Businesses Includes: Certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows
Segment: Research and Development Includes: Research and development centers	Segment: Research and Development* Includes: Research and development centers *There was no change to this segment

Beginning with the financial documents prepared as of and for the quarter ended 30 June 2016, any historical segment data included in those documents will be revised to be consistent with the new reportable segment structure. The change in reportable segments has no effect on the Company’s financial position, results of operations or cash flows.

The following tables reflect the financial information for the three months ended 30 June 2015 under the new reporting segment structure:

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

Three Months Ended 30 June 2015
Volume (mmsf)	471.6
Average net sales price per unit (per msf)	US$675

Net sales (US$ Millions)	322.9
Gross profit
Gross margin (%)
EBIT (US$ Millions)	91.0
EBIT margin (%)	28.2

This table would be equivalent to the table on page 3 of the Management’s Analysis of Results filed with the ASX on 14 August 2015.

International Fiber Cement Segment

Operating results for the International Fiber Cement segment were as follows:

US$ Millions	Three Months Ended 30 June 2015
Volume (mmsf)	127.5
Volume (mmsf) excluding[1]	117.8
Average net sales price per unit (per msf)	US$748
Average net sales price per unit (per msf)[1]	US$764

Net Sales	101.2
US$ Gross Profit
US$ Gross Margin (%)
EBIT	20.0
EBIT Margin (%)	19.8
[1] Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

This table would be equivalent to the table on page 4 of the Management’s Analysis of Results filed with the ASX on 14 August 2015.

Other Businesses Segment

Operating results for the Other Businesses segment were as follows:

US$ Millions	Three Months Ended 30 June 2015

Net sales	4.2
Gross profit
Gross profit margin (%)
EBIT	(2.0)

This is a new segment that did not exist at 30 June 2015, as such there is not an equivalent table in the Management’s Analysis of Results filed with the ASX on 14 August 2015.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations

Email: media@jameshardie.com.au

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

●	statements concerning the timing, amount and terms of the proposed notes offering and the use of proceeds from such offering;
●	statements about the company’s future performance;
●	projections of the company’s results of operations or financial condition;
●	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
●	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
●	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
●	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
●	expectations concerning dividend payments and share buy-backs;
●	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
●	statements regarding tax liabilities and related audits, reviews and proceedings;
●

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

●	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
●

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

●

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.